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                                                                    EXHIBIT 4.11



                   AMENDMENT OF MANAGEMENT SERVICES AGREEMENT

This Amendment of The May 9, 1997 Management Services Agreement is entered into by and between Grupo TMM, S.A. de C.V. ("TMM"; formerly known as Transportacion Maritima Mexicana, S.A. de C.V.) and TFM, S.A. de C.V. this 30 day of April 2002.

                                    RECITALS

WHEREAS, TMM and TFM were parties to a Management Services Agreement dated May 9, 1997 ("MSA");

WHEREAS, as initially drafted the MSA would have expired on May 9, 1998, but, as provided for in Section 2 of the MSA, it was extended through December 31, 1998 by the written consent of the parties;

WHEREAS, TMM has continued to provide management services to TFM following the formal expiration of the MSA; and

WHEREAS, the parties wish to amend the MSA lo. provide for its automatic renewal and to provide for TMM' compensation for management services provided by TMM to TFM, as provide for in the MSA, for the period from January 1, 1999 to the date of 8 this Amendment;

NOW, THEREFORE, TMM and TFM through their authorized representatives agree as follows:


1. TFM shall, on or before December 31, 2002, pay to TMM the sum of Two Million, Five Hundred Thousand Dollars (US$2,500,000.00) as full and complete compensation for management services provided by TMM to TFM during the period of January 1, 1999 through December 31, 2000. The amount due for the period of January 1, 1999 through December 31, 2000 shall be paid to TMM in nine equal monthly payments, with the first monthly payment of Two Hundred Seventy-Seven Thousand, Seven Hundred and Seventy-Seven dollars and Seventy-Seven cents (US$277,777.77) being paid on or before April 15, 2002. TFM shall pay TMM a lump sum payment for all amounts due and payable under the Agreement relating to the period of January 1, 2001 through December 1, 2002, an amount equal to Two Million, Five Hundred Thousand Dollars (US$2,500,000.00) on or before January 2, 2003. Thereafter, TMM shall receive, as compensation under Section 5 of the MSA, payments quarterly in arrears of Three Hundred Twelve Thousand, Five Hundred Dollars (US$312,500.00).

2. The MSA shall, as of January 1, 2002, be deemed to have been amended by deleting Section 2, Term of Agreement, in its entirety and 'substituting the following:

2. TERM OF AGREEMENT. This Agreement shall continue in full force and effect until terminated by one party giving written notice to the other party of termination at least 60 days prior to the end of the current calendar year. However, TFM shall not terminate this Agreement unless it simultaneously terminates all other similar management agreements, including the Management Services Agreement between TFM and The Kansas City Southern Railway Company, as successor in interest through merger to KCS Transportation Company, dated as of May 9, 2002 and amended contemporaneously with the amendment of the MSA.

3. Any notice to TMM under the MSA shall be sent to:

Javier Segovia Serrano President
Grupo TMM, S.A. de C.V.
Av. de la Cuspide No 4755, 10th Floor Col. Parques del Pedregal, C.P. 14010 Delegacion Tlalpan,
Mexico D.F. 525-55-629-8807
fax 525-55-629-8709
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With a copy to:

President
The Kansas City Southern Railway Company 427 West 12th Street
Kansas City, MO 64105 816-983-1389
tax 816-983-1297

Except as amended hereby, the terms and provisions of the MSA shall remain, and shall be deemed to have been at all relevant times, in full force and effect.



GRUPO TMM, S.A. DE C.V.              TFM, S.A. DE C.V.

By:         /s/ Horacio Reyes        By:         /s/ Leon Ortiz
Name:       Horacio Reyes            Name:       Leon Ortiz
Title:      Planning Director        Title:      Treasurer

By:         /s/ Jose Manuel Munoz    By:         /s/ Mario Mohar
Name:       Jose Manuel Munoz        Name:       Mario Mohar
Title:      Attorney In Fact         Title:      CEO